UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*

Under the Securities Exchange Act of 1934

(Amendment No. 1)

dELiA*s, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

246911101
(CUSIP Number)

Joshua M. Schwartz
Flatbush Watermill, LLC
1325 Avenue of the Americas – 27th Floor
New York, NY 10019
(212) 763-8483

With a copy to:

Matthew J. Day, Esq.
The Law Office of Matthew J. Day PLLC
120 W. 45th Street, Suite 3600
New York, NY 10036
(212) 673-0484
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 246911101		Page 2 of 9
1. Name of Reporting Person.
Joshua Schwartz

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. United States of America

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 21,250,000
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 21,250,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 21,250,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
23.1%
14. Type of Reporting Person.
IN, HC

Schedule 13D
CUSIP No. 246911101		Page 3 of 9
1. Name of Reporting Person.
Flatbush Watermill, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware
7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 21,250,000
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 21,250,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 21,250,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
23.1%
14. Type of Reporting Person.
OO

Schedule 13D
CUSIP No. 246911101		Page 4 of 9
1. Name of Reporting Person.
Flatbush Watermill Management, LLC

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
AF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 21,250,000
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 21,250,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 21,250,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
23.1%
14. Type of Reporting Person.
IA

Schedule 13D
CUSIP No. 246911101		Page 5 of 9
1. Name of Reporting Person.
FW2, LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 1,875,000
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 1,875,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 1,875,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
2.0%
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 246911101		Page 6 of 9
1. Name of Reporting Person.
FW3, LP

2. Check the Appropriate Box if a Member of a Group.
(a) ☒
(b) ☐

3. SEC Use Only.

4. Source of Funds.
WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).
☐
6. Citizenship or Place of Organization. State of Delaware

7. Sole Voting Power. -0-

Number of Shares
Beneficially	8. Shared Voting Power. 19,375,000
Owned by
Each Reporting
Person With:	9. Sole Dispositive Power. -0-

10. Shared Dispositive Power. 19,375,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person. 19,375,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
21.1%
14. Type of Reporting Person.
PN

Schedule 13D
CUSIP No. 246911101		Page 7 of 9

This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to the Common Stock, $0.001 par value per share (the "Common Stock"), of dELiA*s, Inc. filed on February 28, 2014 with the Commission as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

The aggregate purchase price of the Secured Promissory Notes converted into Series B Preferred Stock and the Series B Preferred Stock beneficially owned by FW2, which are convertible into an aggregate of 1,875,000 shares of Common Stock, which stock is deemed to be beneficially owned by FW2 pursuant to Rule 13d-3(1)(i), was $1,500,000.  All such shares of Common Stock beneficially owned by FW2 were paid for using its working capital.

The aggregate purchase price of the Secured Promissory Notes converted into Series B Preferred Stock and the Series B Preferred Stock beneficially owned by FW3, which are convertible into an aggregate of 19,375,000 shares of Common Stock, which stock is deemed to be beneficially owned by FW3 pursuant to Rule 13d-3(1)(i), was $15,500,000.  All such shares of Common Stock beneficially owned by FW3 were paid for using its working capital.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Initial Statement is hereby amended to add the following:

On June 17, 2014, the Issuer’s stockholders approved an amendment to its amended and restated certificate of incorporation.  Upon such amendment, the Issuer’s Secured Promissory Notes owned by FW2 and FW3 automatically converted into 8,580 and 88,664 shares, respectively, of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) Item 5 of the Initial Statement are hereby amended and restated to read as follows:

(a)-(b) As of June 19, 2014, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Mr. Schwartz (1)(2)(3)	21,250,000	0	21,250,000	23.09%
Flatbush Watermill (1)(2)(3)	21,250,000	0	21,250,000	23.09%
Flatbush Watermill Management (1)(2)(3)	21,250,000	0	21,250,000	23.09%
FW2 (1)(2)	1,875,000	0	1,875,000	2.04%
FW3 (1)(3)	19,375,000	0	19,375,000	21.07%

Schedule 13D
CUSIP No. 246911101		Page 8 of 9

*Based on  70,790,376 shares of Common Stock outstanding as of June 11, 2014, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2014 and in accordance with Rule 13d-3(d)(1)(i).

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities beneficially owned by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW2 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,875,000 shares of Common Stock beneficially owned by FW2.
(3) Each of Mr. Schwartz, Flatbush Watermill and Flatbush Watermill Management share with FW3 the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 19,375,000 shares of Common Stock beneficially owned by FW3.

(c) On June 17, 2014, the Issuer’s stockholders approved an amendment to its amended and restated certificate of incorporation.  Upon such amendment, the Issuer’s Secured Promissory Notes owned by FW2 and FW3 automatically converted into 8,580 and 88,664 shares, respectively, of the Issuer’s Series B Convertible Preferred Stock, par value $0.001 per share, which are in turn convertible into the Issuer’s Common Stock at a conversion rate of $0.80 per share based upon the $100 stated value of each share of Series B Convertible Preferred Stock.

Schedule 13D
CUSIP No. 246911101		Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	June 19, 2014

/s/ Joshua Schwartz
Joshua Schwartz

Flatbush Watermill, LLC		Flatbush Watermill Management, LLC

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member

FW2, L.P.		FW3, L.P.

By:	Flatbush Watermill, LLC	By:	Flatbush Watermill, LLC
	Its General Partner		Its General Partner

By:	/s/ Joshua Schwartz	By:	/s/ Joshua Schwartz
	Name: Joshua Schwartz		Name: Joshua Schwartz
	Title: Managing Member		Title: Managing Member